SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                           OfficeMax, Inc.
                          (Name of Issuer)

                  Common Shares, without par value
                   (Title of Class of Securities)

                            6722M 10 8
                           (CUSIP Number)

                          Nancie W. LaDuke
           Kmart Corporation, International Headquarters
                     3100 West Big Beaver Road
                        Troy, MI  48084-3163
                         (810) 643-1792
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         November 9, 1994
                   (Date of Event which Requires
                     Filing of this Statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
     box:                                                 ( ).

     Check the following box if a fee is being paid with the
     statement:                                           (X).

     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                            Schedule 13D

  CUSIP No. 67622M 10 8

 (1)   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Kmart Corporation; I.R.S. Identification No. 38-0729500

 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) ( )
                                                             (b) ( )

 (3)   SEC USE ONLY

 (4)   SOURCE OF FUNDS
        OO

 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    ( )

 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
       Michigan

                                      (7)   SOLE VOTING POWER
                                             12,603,061

                                      (8)   SHARED VOTING POWER
                                             None
     NUMBER OF
      SHARES
     BENEFICIALLY                     (9)   SOLE DISPOSITIVE POWER
      OWNED BY                               12,603,061
     EACH REPORTING
      PERSON                          (10)  SHARED DISPOSITIVE POWER
       WITH                                  None

 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,603,061

 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ( )

 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            25.2%

 (14)  TYPE OF REPORTING PERSON

            CO


     Introductory Statement

               This statement is being filed by Kmart
     Corporation, a Michigan corporation ("Kmart"), to report its acquisition of 3,184,774 common shares, without par value (the "Common Shares"), of OfficeMax, Inc., an Ohio corporation (the "Company"). The 3,184,774 Common Shares acquired are referred to herein as the "Additional Kmart Shares."

               Prior to the initial public offering of
     35,700,000 Common Shares (the "Offering"), Kmart owned in excess of 90% of the Common Shares outstanding. For the period since Kmart increased its ownership interest in the Company to in excess of 90% in November 1991 (the "Kmart Acquisition") until November 9, 1994, the date of completion of the Offering, Kmart provided all amounts necessary to fund the Company's working capital and expansion (to the extent not provided through the Company's internally generated funds). The Company had accounted for funding transactions with Kmart since the Kmart Acquisition as net equity transactions in its historical financial statements; however, prior to the Offering, no additional Common Shares had been issued to Kmart with respect to those fundings. As of September 30, 1994, Kmart had provided net funding of $439 million to the Company. The total amount of funding provided by Kmart to the Company since the Kmart Acquisition until November 9, 1994 is referred to herein as the "Funding Amounts."

               Kmart acquired the Additional Kmart Shares
     pursuant to the terms of the Share Transfer Restriction and Sale and Purchase Agreements, each dated November 21, 1991, as amended by the Amendments to Share Transfer Restriction and Sale and Purchase Agreements, each dated August 30, 1994, by and among the Company, Kmart and each of Michael Feuer and Robert Hurwitz (together, the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, on November 9, 1994, the Company (i) paid to Kmart all of the net proceeds from the 23,434,000 Common Shares sold by the Company in the Offering and (ii) issued to Kmart the Additional Kmart Shares, in satisfaction of all rights of Kmart in
     respect of the Funding Amounts.   Notwithstanding the
     foregoing sentence, however, the Shareholders Agreement also provides that if the net additional funding provided by Kmart between August 20, 1994 and November 9, 1994 exceeds $12.4 million, the excess will be accounted for as indebtedness to Kmart and will be subject to the terms of a 180-day cash management agreement between the Company and Kmart.

     Item 1.   Security and Issuer.

               This statement relates to the Common Shares of the Company, whose principal executive offices are located at 3605 Warrensville Center Road, Shaker
     Heights, Ohio  44122-5203.

     Item 2.   Identity and Background.

               (a)-(c), (f). This statement is being filed by Kmart, which is incorporated under the laws of the State of Michigan. The principal executive offices of Kmart are located at 3100 West Big Beaver Road, Troy, Michigan 48084-3163, and its telephone number is (810) 643-1000. Kmart is one of the world's largest mass-merchandise retailers, with the dominant portion of its business consisting of the operation of a chain of more than 2,000 Kmart discount stores. In addition to its investment in the Company, Kmart owns or has significant equity interests in the specialty retailers Borders-Walden, Inc., Builders Square, Inc. and The Sports Authority, Inc., and also has significant equity interests in substantially all of the Meldisco subsidiaries of Melville Corporation, which operate the footwear departments in Kmart stores. The names of the directors and executive officers of Kmart and their respective business addresses, citizenship and present principal occupations or employment are set forth on
     Schedule I hereto, which Schedule is incorporated herein by reference.

               (d)-(e).  Neither Kmart, nor to the best of
     its knowledge, any of the persons listed in Schedule I hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 3.   Source and Amount of Funds or Other
               Consideration.

               As discussed in the Introductory Statement hereto, which is incorporated herein by reference, the Company issued to Kmart the Additional Kmart Shares pursuant to the Shareholders Agreement as partial satisfaction of all rights of Kmart in respect of the Funding Amounts.

     Item 4.   Purpose of Transaction.

               As discussed in the Introductory Statement hereto, which is incorporated herein by reference, the Company issued to Kmart the Additional
     Kmart Shares pursuant to the Shareholders Agreement as partial satisfaction of all rights of Kmart in respect of the Funding Amounts. As a result of (i) the issuance of the Additional Kmart Shares, (ii) the issuance and sale by the Company of 23,434,000 Common Shares in the Offering and (iii) the sale by Kmart of 12,266,000 Common Shares in the Offering, Kmart's ownership interest in the Company has declined to 12,603,061 Common Shares, or approximately 25.2% of the Common Shares outstanding.

               To the knowledge of Kmart, it remains the single largest shareholder of the Company. As a result, Kmart may be able to influence significantly the vote on all matters submitted to a vote of the Company's shareholders, including the election of directors and approval of extraordinary corporate transactions. Currently, three of the four members of the Board of Directors of the Company (the "Board") are officers of Kmart. In connection with the Offering, the Board was increased from four to seven members and the three vacancies created thereby remain unfilled.
     It is anticipated that two of the Kmart officers serving as directors will resign and that the five vacancies will be filled by outside directors, one of whom may be an officer of an affiliate of Kmart.

               Kmart holds the above referenced Common
     Shares for investment purposes and intends to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. Kmart and the Company have entered into a Registration Rights Agreement dated as of November 9, 1994 (the "Registration Rights Agreement") which grants Kmart certain rights to have Common Shares owned by Kmart registered under the Securities Act of 1933, as amended, in order to permit the public sale of such Common Shares. However, pursuant to Section 2 of the Underwriting Agreement dated November 1, 1994 (the "Underwriting Agreement") among the Company, Kmart and the U.S. Underwriters named in Schedule I thereto and the International Managers named in Schedule II thereto (together, the "Underwriters"), Kmart has agreed, subject to certain exceptions, not to sell or otherwise dispose of any Common Shares for the 360-day period following November 2, 1994 without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, one of the managing Underwriters in the Offering. The Underwriting Agreement and the Registration Rights Agreement are filed hereto as Exhibits 1 and 7, respectively, and incorporated herein by reference. The foregoing description of certain terms of the Underwriting Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement and the Registration Rights Agreement.

               In addition, Kmart's ownership of Common
     Shares is expected to decrease as a result of its obligation, under the terms of the Intercompany
     Agreement referred to in Item 6 below, to deliver to the Company pursuant to such Intercompany Agreement up to 67,377 Common Shares upon exercise of options granted by the Company to certain employees under the Option Cancellation and Amendment Agreements dated as of November 15, 1991 between the Company and each of such employees (the "Option Agreements").

               Except as disclosed above, Kmart does not have any plans or proposals which relate to or would result in any of the matters described in paragraphs
     (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interests in Securities of the Issuer.

                    (a)  Kmart owns beneficially and of
     record 12,603,061 Common Shares, representing approximately 25.2% of the total number of Common
     Shares outstanding (based upon the number of Common
     Shares to be outstanding upon completion of the Offering (without giving effect to the number of shares expected to be purchased by officers of the Company pursuant to the Company's Management Share Purchase
     Plan), as set forth in the Company's Registration
     Statement on Form S-1 (No. 33-83528) (the "Registration Statement"), which was declared effective by the Securities and Exchange Commission on November 1,
     1994). Such shares include 67,377 Common Shares that are owned by Kmart but are required to be delivered to the Company, pursuant to the terms of the Intercompany Agreement referred to below, upon exercise of options granted by the Company to certain employees under the Option Agreements. Except as set forth in Schedule II hereto, which Schedule is incorporated herein by reference, to the knowledge of Kmart, no executive officer or director of Kmart beneficially owns any Common Shares.

                    (b)  Kmart has the sole power to vote,
     or to direct the vote, and the sole power to dispose of, or to direct the disposition of, all 12,603,061
     Common Shares beneficially owned by it.

                    (c)  In the past sixty days, Kmart has
     (i) acquired the Additional Kmart Shares on November 9, 1994, as described in Item 3 above, and (ii) sold 12,266,000 Common Shares, at $19.00 per Common Share, to the Underwriters in connection with the Offering pursuant to the terms of the Underwriting Agreement.

                    (d)  None.

                    (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

               Except as provided in the Shareholders
     Agreement, Section 2 of the Underwriting Agreement, the Registration Rights Agreement and the Intercompany Agreement, neither Kmart nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

               In connection with the Offering, the Company and Kmart entered into the Registration Rights Agreement which, among other things, provides that, upon the request of Kmart, the Company will register under the Securities Act any of the Common Shares held by Kmart for sale in accordance with Kmart's intended method of disposition thereof, and will take such other actions as are necessary to permit the sale thereof in various jurisdictions, subject to certain restrictions on, among other things, the frequency of requested registrations, the amount of shares to be registered and the duration of such rights. Subject to certain exceptions, including release from or expiration of a 360-day lockup agreement with the Underwriters, for a period of seven years following November 9, 1994 (the date of completion of the Offering), Kmart may demand registration once in any twelve month period, as long as such demand covers at least 7.5% of the Company's issued and outstanding common equity and as long as Kmart (along with its transferees) owns at least 5% of the Company's common equity. Pursuant to the Registration Rights Agreement, Kmart also has the right, for a period of seven years following November 9, 1994, to include the Common Shares held by it in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of any other shareholders. Kmart has agreed to pay expenses in connection with a registration made on its demand, unless the Company causes shares to be registered for itself or a third party in such registration, in which case the Company will pay any incremental expenses. If Kmart exercises its rights to include shares in a registration of the Company or a third party, Kmart will pay any incremental expenses. Upon notice, Kmart may transfer its rights under the Registration Rights Agreement to purchasers or transferees of 20% or more of the initial Common Shares owned by Kmart under certain circumstances. The Registration Rights Agreement contains certain indemnification and contribution provisions (i) by Kmart for the benefit of the Company and related persons and (ii) by the Company for the benefit of Kmart and related persons, as well as any potential underwriter.

               Pursuant to Section 2 of the Underwriting
     Agreement, Kmart and the Company have agreed, for periods of 360 and 180 days, respectively, after November 2, 1994, not to offer, sell, contract to sell or otherwise dispose of any Common Shares or securities that are convertible into or exchangeable for Common Shares, directly or indirectly, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, other than in a private transaction (with respect to Kmart) or pursuant to stock-based employee and director benefit plans (with respect to the Company).

               In connection with the Offering, the Company and Kmart also entered into the Intercompany Agreement dated as of November 9, 1994 (the "Intercompany Agreement"). The Intercompany Agreement provides that, during any period in which Kmart possesses at least 20% of the voting power of the outstanding capital stock of the Company or in which Kmart is required to account for its investment in the Company under the equity method of accounting, the Company will provide Kmart with certain financial and other information and will not change its fiscal year end. In addition, pursuant to the Intercompany Agreement, Kmart has agreed to provide to the Company up to 67,377 Common Shares, as needed from time to time, upon exercise of the options granted by the Company that are outstanding under the Option Cancellation and Amendment Agreements, each dated as of November 15, 1991, between the Company and certain of its employees, and the Company has agreed to pay Kmart the exercise price therefor.

               In addition to the terms of the Shareholders
     Agreement described in the Introductory Statement hereto, the Shareholders Agreement also provides Messrs. Feuer and Hurwitz "piggyback" registration rights with respect to their Common Shares in any registered public offering of the Company which includes the registration of shares held by Kmart, on a pro rata basis to such shares included by Kmart in such offering. In addition, if Mr. Feuer's employment with the Company is terminated prior to November 9, 1995 by the Company other than for "cause" or by Mr. Feuer other than for "good reason," Kmart has a 30-day option to purchase all of the Common Shares then held by Mr. Feuer that are subject to the terms of the Shareholders Agreement.

               A copy of each of the Underwriting Agreement, the Shareholders Agreement, the Intercompany Agreement and the Registration Rights Agreement is filed as an exhibit to this statement and incorporated herein by reference. The foregoing description of the terms of the Underwriting Agreement, the Shareholders Agreement, the Intercompany Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the respective agreements.

     Item 7.   Material to be filed as Exhibits.

     1. Underwriting Agreement dated November 1, 1994 among OfficeMax, Inc., Kmart Corporation, the
          U.S. Underwriters named in Schedule I thereto and the International Managers named in Schedule
          II thereto.

     2. Share Transfer Restriction and Sale and Purchase Agreement dated November 21, 1991 by and among Kmart Corporation, OfficeMax, Inc. and Michael Feuer (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (No. 33-83528)).

     3. Share Transfer Restriction and Sale and Purchase Agreement dated November 21, 1991 by and among Kmart Corporation, OfficeMax, Inc. and Robert Hurwitz (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (No. 33-83528)).

     4. Amendment to Share Transfer Restriction and Sale and Purchase Agreement dated as of August 30, 1994 among OfficeMax, Inc., Kmart Corporation and Michael Feuer (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-83528)).

     5. Amendment to Share Transfer Restriction and Sale and Purchase Agreement dated as of August 30, 1994 among OfficeMax, Inc., Kmart Corporation and Robert Hurwitz (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-83528)).

     6.   Intercompany Agreement dated as of November 9,
          1994 between OfficeMax, Inc. and Kmart Corporation.

     7.   Registration Rights Agreement dated as of November
          9, 1994 between OfficeMax, Inc. and Kmart Corporation.


                            SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              KMART CORPORATION


                              By:/s/ Nancie W. LaDuke
                                 ___________________________
                                   Nancie W. LaDuke
                                   Vice President and
                                    Secretary

     Dated:  November 21, 1994



                               SCHEDULE I

                   DIRECTORS AND EXECUTIVE OFFICERS OF
                            KMART CORPORATION

               The names, business addresses and present principal occupations of the directors and executive officers of Kmart are set forth below. If no business address is given, the director's or officer's business address is 3100 West Big Beaver Road, Troy, Michigan 48084. The business address of each of the directors of Kmart is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

     Kmart Directors:

     Names and Business Address     Present Principal Occupation of Employment

     Lilyan  H. Affinito            Former Vice Chairman of the
     599 Lexington Avenue, 23rd Fl. Board of Maxxam Group, Inc.
     New York, NY  10022

     Joseph E. Antonini             Chairman of the Board,
                                    President and Chief Executive
                                    Officer of Kmart Corporation

     Joseph A. Califano, Jr.        Chairman and President, Center on
     152 West 57th Street, 12th Fl. Addiction and Substance Abuse,
     New York, NY  10019            Columbia University


     Willie D. Davis                President of All Pro Broadcasting, Inc.
     161 North LaBrea Avenue
     Inglewood, CA 90301

     Enrique C. Falla               Executive Vice President and Chief
     2030 Dow Center                Financial Office of The Dow Chemical
     Midland, MI 48674              Company

     Joseph P. Flannery             Chairman of the Board, President and Chief
     70 Great Hill Road             Executive Office of Uniroyal Holding, Inc.
     Naugatuck, CT 06770

     David B. Harper                President, David B. Harper Management
                                    Co., Inc.

     F. James McDonald              Retired President and Chief Operating
                                    Officer of General Motors Corporation

     J. Richard Munro               Chairman of the Executive Committee of
     300 First Stamford Place       Time Warner Inc.
     Stamford, CT  06902

     Donald S. Perkins              Retired Chairman of the Board of Jewel
     100 North Riverside Plaza      Companies, Inc.
     Suite 1700
     Chicago, IL  60606

     Gloria M. Shatto               President, Berry College
     610 Mount Berry Station
     Mount Berry, GA 30149

     Joseph R. Thomas               Executive Vice President, U.S. Kmart Stores


     Kmart Officers:

     D.W. Keeble                    Executive Vice President, Merchandising and
                                      Operations
     R.J. Floto                     Executive Vice President and President,
                                      Super Kmart Centers
     G.R. Mrkonic                   Executive Vice President, Specialty
                                      Retailing
     T.F. Murasky                   Executive Vice President and Chief
                                      Financial Officer
     R.S. Miller                    Executive Vice President, Super Kmart
                                      Centers
     A.N. Palizzi                   Executive Vice President, General Counsel

     M.P. Rich                      Strategic Planning, Finance and
                                      Administration
     K.W. Watson                    Executive Vice President, Marketing and
                                      Product Development
     D.M. Carlson                   Senior Vice President, Corporate
                                      Information Systems
     F.M. Comins, Jr.               Senior Vice President, Executive and
                                      Organization Resources
     P.J. Hueber                    Senior Vice President, Sales and Operations
     A.R. Mauro                     Senior Vice President, Distribution and
                                      Transportation
     M.L. Skiles                    Senior Vice President, Corporate Facilities
     W.D. Underwood                 Senior Vice President, Vender and Product
                                      Development
     T.W. Watkins                   Senior Vice President, International
                                      Operations

     F.K. Browett                   Vice President, General Merchandise
                                      Manager -- Hardlines
     R.L. Buch                      Vice President, General Merchandise
                                      Manager -- Fashions
     J.P. Churilla                  Vice President and Treasurer
     J.E. Ford                      Vice President, Eastern Region
     G.W. Gryson, Jr.               Vice President, Midwestern Region
     G.K. Habeck                    Vice President, Advertising
     N.W. LaDuke                    Vice President and Secretary
     M.T. Macik                     Vice President, Human Resources --
                                      U.S. Kmart Stores
     D.R. Marsico                   Vice President, Super Kmart Centers
     D.M. Meissner                  Vice President, Western Region
     J.L. Moser                     Vice President, Quality Assurance,
                                      Corporate Identity, Fashion Services and
                                      Sourcing
     T.M. Nielsen                   Vice President, Human Resources --
                                      International
     P.J. Palmer                    Vice President, Labor Relations and
                                      Assistant General Counsel
     W.H. Parker                    Vice President, Merchandising --
                                      Books and Sundries
     V.G. Rago                      Vice President, Kmart Store Systems
                                      Development
     J.D. Scussel                   Vice President, Systems Development
     A.R. Stevenson                 Vice President, Public Affairs
     F.C. Tinsey, III               Vice President, Accounting and Finance
     J.S. Valenti                   Vice President, Southern Region
     M.G. Wellman                   Vice President, Marketing


                                 SCHEDULE II

                       COMMON SHARES BENEFICIALLY OWNED
                        BY THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF KMART CORPORATION

                    The name of each Kmart director and executive officer who beneficially owns Common Shares and the number of Common Shares such director or executive officer beneficially owns are set forth below. To the knowledge of Kmart, the directors and executive officers named below have sole voting and investment power with respect to all shares beneficially owned by them. None of the directors or executive officers set forth below owns 1% or more of the Common Shares outstanding.

          Names                  Number of Common Shares Beneficially Owned

          Kmart Directors:

          Lilyan H. Affinito          1,000
          Joseph E. Antonini         10,000
          Enrique C. Falla            1,000
          Joseph P. Flannery          1,500
          F. James McDonald           3,000
          Donald S. Perkins           5,000
          Gloria M. Shatto              500
          Joseph R. Thomas            8,000

          Kmart Officers:

          G.R. Mrkonic               26,000
          T.F. Murasky                6,000
          A.N. Palizzi                4,000
          M.P. Rich                  10,000
          K.W. Watson                 1,000

          F.M. Comins, Jr.            2,600
          T.W. Watkins                2,000

          J.P. Churilla               2,000
          J.E. Ford                     200
          N.W. LaDuke                   500
          D.R. Marsico                  100
          T.M. Nielsen                  100
          P.J. Palmer                 1,000
          F.C. Tinsey, III              750
          M.G. Wellman                1,000


                                  EXHIBIT INDEX

 Exhibit No.              Description
     1. Underwriting Agreement dated November 1, 1994 among the OfficeMax, Inc., Kmart Corporation, the U.S. Underwriters named in Schedule I thereto and the International Managers named in Schedule II thereto.

     2. Share Transfer Restriction and Sale and Purchase Agreement dated November 21, 1991 by and among Kmart Corporation, OfficeMax, Inc. and Michael Feuer (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (No. 33-83528)).

     3. Share Transfer Restriction and Sale and Purchase Agreement dated November 21, 1991 by and among Kmart Corporation, OfficeMax, Inc. and Robert Hurwitz (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (No. 33-83528)).

     4. Amendment to Share Transfer Restriction and Sale and Purchase Agreement dated as of August 30, 1994 among OfficeMax, Inc., Kmart Corporation and Michael Feuer (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-83528)).

     5. Amendment to Share Transfer Restriction and Sale and Purchase Agreement dated as of August 30, 1994 among OfficeMax, Inc., Kmart Corporation and Robert Hurwitz (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 33-83528)).

     6.           Intercompany Agreement dated as of November 9,
                  1994 between OfficeMax, Inc. and Kmart Corporation.

     7.           Registration Rights Agreement dated as of November
                  9, 1994 between OfficeMax, Inc. and Kmart Corporation.